082-34812

Petrominerales

07027778

RECEIVED
SEC MAIL PROCESSING SECTION
NOV 05 2007
WASH, D.C. 186

October 23, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd./Petrominerales Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

Petrominerales

NEWS RELEASE

PETROMINERALES CASES THE CORCEL-2 WELL AND THE CONGA-1 EXPLORATION WELL

Bogotá, Colombia – October 23, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), a 77% owned subsidiary of Petrobank Energy and Resources Ltd. (**"Petrobank"**) (TSX: PBG) (OSLO: PBG), announces that the Corcel-2 development well has reached total depth and has been cased as a potential oil well.

Drilling and logging operations have been completed at Petrominerales' Corcel-2 development well on the Corcel Block in the Llanos Basin of Colombia. The well spudded on August 25, 2007 and reached a total depth of 12,140 feet on October 17, 2007. Logs indicate total potential net pay of approximately 125 feet of high quality reservoir sands in the Tertiary Mirador and Guadalupe formations. Petrominerales plans to complete and initially test four intervals in the Upper and Lower Mirador formations of the Corcel-2 well. A total of 45 feet of sand will be perforated in this first phase of testing. This initial Mirador completion will be executed with the drilling rig. The rig will then move to drill the third well from the same platform, Corcel–3, to further delineate this discovery.

Previously, Petrominerales announced that the Corcel-1 oil discovery had commenced an extended six-month production test on September 7, 2007. Corcel-1 was initially brought onstream at 4,000 bopd (barrels of oil per day). Corcel-1 is now in the second month of testing and is producing at rates in excess of 4,500 bopd, with a 10 percent water cut. Due to the strong aquifer common to most reservoirs in the Llanos Basin, produced water from Llanos Basin fields is common, and this strong water drive system typically leads to high primary recoveries of original oil in place, often in excess of 50 percent.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from our wells in the area. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block.

In addition, we wish to announce that the Conga-1 well exploratory well was recently drilled, logged and cased as a potential oil well on our Las Aguilas Block, offsetting the Orito field in the Putumayo Basin. We expect that testing operations will commence on this well in November.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 242 square kilometres of 3D seismic and 624 kilometres of reconnaissance 2D seismic. In 2008, we anticipate drilling up to eight exploration wells focused primarily in the Llanos Basin. In addition, a 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil from three blocks in Colombia and has contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 77% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END